EXHIBIT 77D
                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective September 11, 2001, the Board of Trustees of Forum Funds amended the non-fundamental investment policies of Austin Global Equity Fund, Maine TaxSaver Bond Fund, New Hampshire TaxSaver Bond Fund, Payson Balanced Fund, Payson Value Fund and TaxSaver Fund to eliminate the non-fundamental policy prohibiting acquisition of securities or investment in repurchase agreements with respect to any securities if, as a result, 10% of the fund's total assets would be invested in restricted securities.